Exhibit 3

FOR IMMEDIATE RELEASE	4 April 2016

WPP plc (“WPP”)

WPP ANNOUNCES NICOLE SELIGMAN AS SENIOR INDEPENDENT DIRECTOR

The Board of WPP has appointed Nicole Seligman as its Senior Independent Director, with immediate effect. Ms Seligman was appointed a Non-Executive Director of WPP in January 2014.

Ms Seligman’s distinguished career has included high-profile roles in law, business and journalism. Between 1978 and 1980, she was the associate editorial page editor of the Asian Wall Street Journal. She served as law clerk to Judge Harry T Edwards at the U.S. Court of Appeals for the District of Columbia and then to Justice Thurgood Marshall on the Supreme Court. She was a partner at the law firm, Williams & Connolly LLP, in Washington, DC, working on a broad range of complex civil and criminal matters and counselling a wide range of clients, including President William Jefferson Clinton and Lt. Col. Oliver North.

Ms Seligman joined Sony Corporation of America in 2001 as Executive Vice President and General Counsel. She subsequently took on the additional roles of General Counsel of Sony Corporation, President of Sony Corporation of America and President of the Sony US Entertainment Business, thereby assuming wide-ranging responsibilities within the Sony organisation, including the oversight of international corporate governance standards. Ms Seligman stepped down from her Sony roles at the end of March 2016 to pursue other professional interests.

Ms Seligman serves on several not-for-profit boards, including the New York City Center, The Japan Society and the Columbia Journalism School Board of Visitors.

Ms Seligman received her B.A., magna cum laude, from Harvard College (Radcliffe) and her J.D., magna cum laude, from Harvard Law School, where she was a winner of the Sears Prize.

Roberto Quarta, the Chairman of the WPP Board, commented on Ms Seligman’s appointment: “Both the WPP Board and the Company are privileged to have the services of Nicole Seligman. Nicole has proved to be an exemplary Non-Executive Director. She is insightful, thoughtful and extremely accomplished, as well as being an experienced business executive, who brings wisdom, sound judgement and visionary insight to the Board. The Board believes she will be an outstanding Senior Independent Director and all my Board colleagues wish her well as she takes on this new responsibility.”

Contact:
Feona McEwan, WPP Chris Wade, WPP	+44 (0)20 7408 2204

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